NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

RIDER No. #6

To be attached to and form part of Bond No. 6214251 in favor of Wasatch Funds, Inc.

In consideration of the premium charged for the attached bond, it is hereby agreed that:

1. At the request of the Insured, the Underwriter adds to the list of the insured under the attached bond the following:

Wasatch-1st Source Income Equity Fund

Wasatch-1st Source Long/Short Fund

Wasatch-1st Source Income Fund

2. The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

3. This rider shall become effective as 12:01 a.m. on 12/15/2008.

By:	/s/ Kathryn Jacobson
Authorized Representative

Additional Premium: $0

Return Premium: $0

Secretary’s Certificate

I, Russell L. Biles, Secretary of Wasatch Funds, Inc. (the “Funds”), hereby certifies that the following resolutions were adopted by the Board of Directors, including a majority of the Board of Directors of the Funds who are not “interested persons” as defined in the Investment Company Act of 1940, as amended (the “Independent Directors”) of the Funds at a meeting duly called and held on August 27, 2008 at which a quorum was present and acting throughout:

RESOLVED, that it is the finding of the Board of Directors of the Company (all Directors voting) and separately by a majority of the Directors who are not “interested persons” of the Company as defined in the 1940 Act at this meeting that the fidelity bond written by National Union Fire Insurance Company in the amount of $10,000,000 (the “Bond”), covering the Company and the Advisor, in accordance with the requirements of Rule 17g-1 promulgated by the SEC under Section 17(g) of the 1940 Act, is reasonable in form and amount, after giving due consideration to all relevant factors including, but not limited to: (i) the value of the aggregate assets of the Company (including the Wasatch-1st Source Income Fund, Wasatch-1st Source Income Equity Fund and Wasatch-1st Source Long/Short Fund (each, a “New Fund”, collectively, the “New Funds”) to which any person covered under the Bond may have access, (ii) the type and terms of the arrangements made for the custody and safekeeping of assets of the Company’s Funds, (iii) the nature of the securities in the portfolios, (iv) the number of other parties named as insureds, (v) the nature of the business activities, (vi) the amount of the Bond, (vii) the ratable allocation of the premium among the Company on behalf of the New Funds and the Advisor, and (v) the extent to which the share of the premium allocated to the investment company is less than the premium such company would have had to pay if it had provided and maintained a single insured bond; and hereby ratifies, confirms and approves the allocation of the premium for the Bond in accordance with the provisions of the Amended and Restated Agreement Among Insureds among the series of the Company and the Advisor; and it is

FURTHER RESOLVED, that the Amended and Restated Agreement Among Insureds between the Funds and the Advisor be, and hereby is, approved for the New Funds; and it is

FURTHER RESOLVED, that the appropriate officers of the Company be, and each hereby is, authorized and directed to obtain and bind the aforementioned fidelity bond coverage for the New Funds; and it is

FURTHER RESOLVED, that the Secretary or any appropriate officer of the Company shall file or cause to be filed, the binder to the Bond and appropriate notices with the SEC in accordance with paragraph (g) of Rule 17g-1; and it is

FURTHER RESOLVED, that the appropriate officers of the Company, on behalf of the New Funds, be, and each hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the New Funds, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the preceding resolutions.

/s/ Russell L. Biles
Russell L. Biles
Secretary

Dated: December 17, 2008

AMENDED AND RESTATED

AGREEMENT AMONG INSUREDS

AGREEMENT dated the 11 th day of May, 2007 between Wasatch Funds, Inc. (the “Funds”) and Wasatch Advisors, Inc. (the “Advisor”):

WHEREAS, the Funds and the Advisor are named insureds under certain fidelity bond coverage written by National Union Fire Insurance Company of Pittsburgh, PA (the “Insurer”) in the aggregate amount of $10,000,000 as of the date of this Agreement (the “Fidelity Bond”), which Fidelity Bond is intended to be in full compliance with Rule 17g-1 under the Investment Company Act of 1940 (the “1940 Act”); and

WHEREAS, the Funds and the Advisor desire to enter into an agreement in order to meet the requirements of Rule 17g-1(f) of the 1940 Act and to assure that premiums on the Fidelity Bond and any recovery received under the Fidelity Bond are allocated in a fair and equitable manner;

NOW, THEREFORE, the Funds and the Advisor do hereby agree as follows:

1. As of the date of this Agreement and on June 13th of each year the premium payable on the Fidelity Bond by the Funds and the Advisor shall be allocated as provided in Rule 17g-1(e) under the 1940 Act.

2. In the event that the claims of loss of the Funds and the Advisor are so related that the Insurer is entitled to assert that the claims must be aggregated with the result that the total amount payable on such claims is limited to the face amount of the Fidelity Bond, the following rules for determining, as between the Funds and the Advisor, the priorities for satisfaction of the claims under the Fidelity Bond shall apply:

a. First, all claims of the Funds which have been duly proven and established under the Fidelity Bond shall be satisfied up to the minimum amount of the Fidelity Bond, as determined pursuant to paragraph 1 hereof, required for the Funds, so that the Funds shall receive an amount equal to the amount which they would have otherwise received had they provided and maintained a single insured bond under Rule 17g-1(d) of the 1940 Act; and

b. Second, the remaining amount of insurance, if any, shall then be applied to claims of the Funds and the Advisor in proportion to the total of the unsatisfied amount of the claims of the Funds and the Advisor.

IN WITNESS WHEREOF, each of the undersigned entities has caused this Agreement to be executed by an officer thereunder duly authorized as of the date first above written.

WASATCH FUNDS, INC.

By:	/s/ Melanie L. Hulett
Name:	Melanie L. Hulett
Title:	Treasurer/Secretary

WASATCH ADVISORS, INC.

By:	/s/ Venice F. Edwards
Name:	Venice F. Edwards
Title:	Secretary

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